As filed with the Securities and Exchange Commission on October 31, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
(under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934)

(Amendment No. 1)

GREEN MOUNTAIN POWER CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

GREEN MOUNTAIN POWER CORPORATION
(NAME OF FILING PERSON (OFFEROR))

COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
(INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
(TITLE OF CLASS OF SECURITIES)

393154109
(CUSIP NUMBER OF CLASS OF SECURITIES)

PENNY COLLINS
SECRETARY
GREEN MOUNTAIN POWER CORPORATION
163 ACORN LANE
COLCHESTER, VERMONT 05446
(802) 864-5731
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPY TO:

EDMOND P. MURPHY, ESQ.
200 PARK AVENUE
HUNTON & WILLIAMS
NEW YORK, NEW YORK 10166
(212) 309-1205

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,800,000	$1,546

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based upon the purchase of 800,000 shares of common stock, par value $3.33 1/3 per share, at the maximum tender offer price of $21.00 per share in cash

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,546	Filing Party: Green Mountain Power Corporation
Form or Registration No.:	5-39325	Date Filed: October 18, 2002

☐    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer suject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Green Mountain Power Corporation, a Vermont corporation (the “Company”), on October 18, 2002 (as amended, the “Schedule TO”). The Schedule TO relates to the tender offer by the Company to purchase up to 800,000 shares of its common stock, par value $3.33 1/3 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of June 17, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent. The Company is offering to purchase these shares at a price not greater than $21.00 nor less than $17.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO, is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

COVER PAGE

The cover page of the Schedule TO is hereby amended and supplemented by inserting immediately below the name “Edmond P. Murphy, Esq.” the following street address:

“200 Park Avenue”

ITEMS 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9 AND 11.

OFFER TO PURCHASE

The information set forth in the Offer to Purchase, which is incorporated by reference into Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9 and 11 of the Schedule TO, is hereby amended and supplemented as follows:

1.	The first sentence of the paragraph after the question “How and When Will I Be Paid?” in the Summary section on page 1 is here by deleted in its entirety and replaced with the following sentence:

“If your shares are purchased in our offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the offer period.”

2.
The third sentence in the first bullet point in the second paragraph under the subheading “Proper Tender of Shares” under Section 3 (“Procedures for Tendering Shares”) on page 11 is hereby amended by deleting such sentence in its entirety and replacing it with the following sentence:

“Note that this election could result in your shares, as well as all shares purchased pursuant to our offer, being purchased at the minimum price of $17.00 per share and, in general, may have the effect of decreasing the price of the shares purchased in the offer.”

3.
The phrase “as soon as practicable” in the first sentence of each of the first and third paragraphs under Section 5 (“Purchase of Shares and Payment of Purchase Price”) on page 17 and in the first sentence of the fifth paragraph under Section 5 on page 18 is hereby deleted and replaced with the word “promptly”.

4.	The fifth paragraph under Section 5 (“Purchase of Shares and Payment of Purchase Price”) on page 18 is hereby amended by inserting at the end of such paragraph the following sentence:

“See Section 1 for a discussion of the proration process (including the treatment of odd lot holders) and how it will affect our purchase of properly tendered shares.”

5.
The first sentence in the first paragraph under Section 7 (“Conditions of Our Offer”) on page 19 is hereby amended by deleting such sentence in its entirety and replacing it with the following sentence:

“Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after October 18, 2002, and prior to the expiration of the offer any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the offer or with such acceptance for payment or payment:”

6.
The first sentence in the last paragraph under Section 7 (“Conditions of Our Offer”) on page 20 is hereby amended by deleting such sentence in its entirety and replacing it with the following sentence:

“The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion prior to the expiration of the offer.”

7.
The second paragraph under the subheading “Incorporation by Reference” under Section 10 (“Information About Us”) on page 24 is hereby amended by deleting such paragraph in its entirety and replacing it with the following sentence:

“We incorporate by reference the above documents.”

8.	The third paragraph under the subheading “Incorporation by Reference” under Section 10 (“Information About Us”) on page 24 is hereby deleted in its entirety.

LETTER OF TRANSMITTAL

The information set forth in the Letter of Transmittal, which is incorporated by reference into Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9 and 11 of the Schedule TO, is hereby amended and supplemented as follows:

The last sentence of the paragraph beside the box underneath the caption “Shares Tendered At A Price Determined Pursuant To The Offer:” is hereby amended by deleting such sentence in its entirety and replacing it with the following sentence:

“Note that this election could result in your shares, as well as all shares purchased pursuant to our offer, being purchased at the minimum price of $17.00 per share and, in general, may have the effect of decreasing the price of the shares purchased in the offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

GREEN MOUNTAIN POWER CORPORATION

By:  /s/ Christopher L. Dutton
        Christopher L. Dutton
        President and Chief Executive Officer

Dated: October 31, 2002